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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                            U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       No Par Value Class A Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  912 899 101
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 6, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   912 899 101          SCHEDULE 13D   Page     2    of   47      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          State of California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          -0-
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.912 899 101            SCHEDULE 13D   Page     3    of     47    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          John M. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,625,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,625,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,625,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          28.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 912 899 101           SCHEDULE 13D   Page     4    of     47    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Renee A. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          -0-
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 912 899 101          SCHEDULE 13D   Page     5    of   47       Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Robert B. Prag
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    875,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   875,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          875,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          9.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is No Par Value Class A Common Stock (the "Common Stock"), issued by U.S. Wireless Data, Inc., a Colorado corporation (the "Corporation"). The principal offices of the Corporation are located at 4851 Independence Street, Suite 189, Wheat Ridge, Colorado 80033.


2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, its Senior Vice President is RBP, and its Chief Financial Officer, Treasurer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL, respectively. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has agreed to issue an aggregate of 300,000 shares of the Corporation's Common Stock. Of such shares, 165,000 are to be issued on November 15, 1997, and the balance of 135,000 shares is to be issued in monthly increments of 15,000 shares each on the first day of each month from

December 1997 through August 1998. Seventy-five percent of each increment of shares so issued shall be issued to LFC, and twenty-five percent of each such increment shall be issued to RBP. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed herewith as Exhibit 1.

         In addition, JML and RBP have each purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). Pursuant to a Subscription Agreement between the Corporation and RBP entered into August 6, 1997 (the "RBP Subscription Agreement" and collectively with the JML Subscription Agreement, the "Subscription Agreements"), on August 6, 1997 RBP purchased, for an aggregate purchase price of $125,000, 875,000 shares of Common Stock and Warrants to purchase up to 400,000 additional shares of Common Stock. Copies of the JML Subscription Agreement, the RBP Subscription Agreement, and the certificate representing Warrants are filed herewith as Exhibits 2, 3 and 4, respectively.

         This Schedule 13D is being filed to report 2,625,000 shares of the Corporation's Common Stock owned by JML and 875,000 shares of the Corporation's Common Stock owned by RBP. In addition, LFC, JML and RBP have the rights to acquire 225,000, 1,200,000, and 475,000 shares of Common Stock, respectively, pursuant to the Consulting Agreement, Warrants or both, which rights are first exercisable or enforceable more than sixty days after the date of this Schedule 13D.

         The 225,000 shares of Common Stock which LFC has the right to receive in the future will be issued by the Corporation to LFC in consideration of services rendered and to be rendered by LFC. 75,000 of the shares of Common Stock which RBP has the right to receive in the future will be issued by the Corporation to RBP in consideration of services rendered and to be rendered by LFC.

         The 2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The source of funds used in purchasing such securities was JML's personal funds.

         The 875,000 shares of Common Stock owned by RBP were acquired, together with 400,000 Warrants, by RBP from the Corporation at an aggregate cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The source of funds used in purchasing such securities was RBP's personal funds.

         JML and RBP believe that the source of funds to be utilized by them, respectively, to exercise Warrants will be their respective personal funds.

4.       PURPOSE OF TRANSACTION.

         JML and RBP hold the shares of Common Stock presently owned by them, respectively, for investment purposes. LFC, JML and RBP intend to acquire and hold any shares of Common Stock they acquire, respectively, under the Consulting Agreement or through the exercise of Warrants for investment purposes. LFC, JML, RAL and RBP may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         Except as hereinafter stated, LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

         The Company has advised JML and RBP that it is seeking qualified candidates to serve as chief executive officer, chief financial officer, vice president-sales and non-employee directors. Pursuant to the Subscription Agreements, the Company has agreed to afford JML and RBP the opportunity to meet with any candidate to whom the Company proposes to offer such a position and to offer such a position (or nomination therefor) to such a candidate only if such candidate is approved by JML.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         JML has the sole power to direct the vote or disposition of the 2,625,000 shares of Common Stock of the Corporation owned by JML. RBP has the sole power to direct the vote or disposition of the 875,000 shares of Common Stock of the Corporation owned by RBP.

         LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML or which JML has the right to acquire. LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire.

         The 2,625,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 28.8% of that class of securities. The 875,000 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 9.6% of that class of securities. The 3,500,000 shares of Common Stock which JML and RBP in the aggregate presently own, and as to which either JML or RBP has the sole power to direct the vote or disposition, represent approximately 38.4% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the advice received by JML and RBP from the Corporation that prior to the issuance of shares of Common Stock to JML and RBP pursuant to the Subscription Agreements 5,616,252 shares of Common Stock were outstanding.

         During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Subscription Agreements and the Consulting Agreement as described herein.


6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         In the Consulting Agreement, the Subscription Agreements and the certificates representing the Warrants, the Corporation has granted to LFC, JML and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except as described above, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 above and any other person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Consulting Agreement between the Corporation and LFC dated July 25, 1997.

         Exhibit 2 - Subscription Agreement between the Corporation and JML entered into August 6, 1997.

         Exhibit 3 - Subscription Agreement between the Corporation and RBP entered into August 6, 1997.

         Exhibit 4 - Certificate representing Warrants to purchase shares of the Corporation's Common Stock.

         Exhibit 5 - Joint Filing Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 15, 1997

                             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                             By: /s/John M. Liviakis
                                ------------------------------------
                                John M. Liviakis, President


                                 /s/John M. Liviakis
                             ---------------------------------------
                                John M. Liviakis



                                 /s/Renee A. Liviakis
                             ---------------------------------------
                                Renee A. Liviakis



                                 /s/Robert B. Prag
                             ---------------------------------------
                                Robert B. Prag

                                   EXHIBIT "1"

                              CONSULTING AGREEMENT


This Consulting Agreement (the "Agreement") effective as of July 25, 1997 is entered into by and between U.S. WIRELESS DATA, INC., a Colorado corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded through the OTC Bulletin Board; and

     WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist and consult to the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders and brokers, dealers and other investment professionals as to the Company's current and proposed activities;

     NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing July 31, 1997 and ending on July 31, 1998.


2. Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through it's officers and employees during the term specified in Section 1.:

     (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

         (b)      Introduce the Company to the financial community;
         (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

     (d) Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

     (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing press releases for the Company with the Company's involvement and approval or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

     (f) Upon the Company's approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

     (g) Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment community professionals and the general investment public;

     (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and

     (i) Otherwise perform is the Company's financial relations and public relations consultant.

     3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required,

Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within two months of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company is entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement.


     4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant and Robert B. Prag, its Senior Vice President, hereinafter referred to as "Prag", an aggregate of Ten Thousand Dollars ($10,000.00) cash and 300,000 unregistered, restricted shares of the Company's common stock (the "Common Stock"). Said shares will be delivered to Consultant on the following basis:

     150,000 shares on November 15, 1997 for specific services to be rendered in the first 60 days of the Consulting Agreement which include assisting the company in the recruitment of officers and directors, assisting the company in formulating its business plan and introducing the company to investment bankers, such shares being fully paid and nonassessable when delivered to Consultant and Prag, with the installments due on the following dates:

          15,000 shares and $1,000.00 on November 15, 1997;
          15,000 shares and $1,000.00 on December 1, 1997;
          15,000 shares and $1,000.00 on January 1, 1998;
          15,000 shares and $1,000.00 on February 1, 1998;
          15,000 shares and $1,000.00 on March 1, 1998;
          15,000 shares and $1,000.00 on April 1, 1998;
          15,000 shares and $1,000.00 on May 1, 1998;
          15,000 shares and $1,000.00 on June 1, 1998;

          15,000 shares and $1,000.00 on July 1, 1998; and
          15,000 shares and $1,000.00 on August 1, 1998.


This Compensation shall be delivered to the Consultant and Prag promptly on the dates outlined above and shall, when issued and delivered to Consultant and Prag, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this Engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. If the Company decides to terminate this Agreement prior to July 31, 1998 for any reason whatsoever, it is agreed and understood that Consultant or Prag will not be requested or demanded by the Company to return any of the shares or cash paid and delivered to it hereunder, and the Company agrees to accelerate and pay the Consultant and Prag in full the entire balance of the 300,000 shares of Common Stock and Ten Thousand Dollars ($10,000.00) due hereunder. One hundred (100%) percent of the cash payable to Consultant hereunder shall be paid to Liviakis Financial Communications, Inc. Seventy-five percent (75%) of each increment of the Common Stock issued pursuant to this Agreement shall be evidenced by a stock certificate(s) issued in the name of Liviakis Financial Communications, Inc. and twenty-five percent (25%) of the Common Stock issued pursuant to this Agreement shall be evidenced by a stock certificate(s) issued in the name of Robert B. Prag. The Common Stock issued to the Consultant and Prag hereunder shall have "piggyback" registration rights and will be included in the next appropriate registration done by the Company. All registration costs shall be borne by solely by the Company. In the event the Company for any reason, including without limitation the unavailability of authorized but unissued shares, does not deliver certificates representing shares of the Company's Common Stock as and when required hereunder, the Company shall, unless the time for performance is extended in writing by the Consultant, pay to Consultant and Prag in lieu of delivery of the shares of Common Stock with respect to which the Company is in default, an amount per undelivered share equal to the average closing asked price per share of Common Stock during the five trading days ending with the day on which the Company was required hereunder to deliver but failed to deliver such shares of Common Stock.


4.2 Consultant and Prag (hereinafter referred to as "Consultants") acknowledge that the shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

4.3 In connection with the acquisition of Shares hereunder, the Consultants represent and warrants to the Company as follows:

     (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultant has requested.

     (b) Consultants' investment in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledge that an investment in the Shares is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of his entire investment in the Shares. Consultants are (i) an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102 (f) (2) of the California Corporate Securities Law of 1968, as amended.

     (c) Consultants are acquiring the Shares for the Consultants' own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

5. Financing "Finder's Fee". It is understood that in the event Consultant introduces Company, or its nominees, to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary.

          5.1 It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such lender or equity purchaser introduced to it by Consultant under this Agreement, prior to Company receiving funds. However, Consultant will not introduce any parties to Company about which Consultant has any prior knowledge of questionable, unethical or illicit activities.

          5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing is closed. Moreover, said compensation, will be a condition precedent to the closing of such funding or financing and Company shall execute any and all documents necessary to effect said compensation.

          5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5 during the period of five years from the date of this Agreement, a fee to Consultant equal to that outlined in section "5" herein.

          5.4 Consultant will notify Company of introductions it makes for potential sources of financing in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately of such circumstances via facsimile memo.

6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.


7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials, other than those designated by the Company to the Consultant as "confidential" or "Company private", furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private", excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company. To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to provide Consultant with current Certificates of Insurance reflecting the same.


8. Representations. Consultant represents that he is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of his knowledge, Consultant is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.


9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.


10. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.


11. Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.


12. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.


13. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:


     To the Company                U.S. Wireless Data, Inc.
                                   Mr. Rod Stambaugh, President
                                   4851 Independence Street, Suite 189
                                   Wheat Ridge, CO 80033


     To the Consultant:            Liviakis Financial Communications, Inc.
                                   John M. Liviakis, President
                                   2420 "K" Street; Suite 220
                                   Sacramento, CA 95816


     It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

14. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA. will be the venue of any dispute and will have jurisdiction over all parties.

15. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrators shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

16. Miscellaneous Conditions. Company and Consultant each agree to the following terms and conditions:

     a) The Company shall arrange that all insiders and large shareholders agree to a one year lockup agreement, which would include all officers and directors; and,

     b) Company will provide an Opinion Letter from the Company's Corporate Counsel that there are no "Opt Outs" in the class action lawsuit settlement and further that there are no other outstanding or pending legal actions against the Company.

17.  Complete Agreement.    This Agreement contains the entire agreement of the
parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension discharge is sought.


AGREED TO:

"Company"                               U.S. WIRELESS DATA, INC.


Date:  8/6/97                           By: /s/Rod Stambaugh
                                           ------------------------------
                                           Rod Stambaugh, CEO
                                           & Its duly Authorized Officer

"Consultant"                            LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date:  8/4/97                           By: /s/John M. Liviakis
                                           ------------------------------------
                                               John M. Liviakis
                                               President


                                        By: /s/Robert B. Prag
                                           ------------------------------------
                                               Robert B. Prag
                                               Sr. Vice President

                                   EXHIBIT "2"

                            U.S. WIRELESS DATA, INC.

                             SUBSCRIPTION AGREEMENT

                            For the Purchase of Units
                               Each Consisting of
                         875,000 Shares of Common Stock
                                       and
                         400,000 Stock Purchase Warrants


U.S. Wireless Data, Inc.
1123 Western Avenue
Mill Valley, California 94914

Ladies and Gentlemen:

     1. General. U.S. Wireless Data, Inc., a Colorado corporation (the "Company"), is offering, pursuant to Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), an aggregate of up to four (4) units (the "Units"), each consisting of eight hundred seventy-five thousand (875,000) share of the Company's Common Stock ("Common Stock"), and warrants ("Warrants") expiring August 1, 2002, substantially in the form of warrant attached hereto as Exhibit A, to purchase up to four hundred thousand (400,000) shares of Common Stock at an exercise price of One Cent ($0.01) per share. The Units are being offered at a price of One Hundred Twenty-Five Thousand Dollars ($125,000) per Unit.

     2. Subscription. The undersigned subscriber (the "Purchaser") hereby irrevocably subscribes for and agrees to purchase three ( 3 ) Unit(s) for an aggregate purchase price of Three-Hundred Seventy-Five thousand Dollars ($375,000.00) (the "Subscription Price"). Funds representing the Subscription Price shall be paid by the Purchaser to the Company against issuance of the securities constituting the Units.

     3. Representations, Warranties and Covenants of Purchaser. The Purchaser hereby acknowledges, represents and warrants to and covenants and agrees with the Company that:

         (a) Purchaser is an "accredited investor", as defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser is acquiring the Units for Purchaser's own account and not for the account or benefit of any other person. The Units, and the shares of Common Stock and the Warrants constituting the Units and the shares of Common Stock for which the Warrants may be exercised (collectively, the "Securities") will be acquired by the Subscriber in good faith for investment and not with a view to the distribution thereof. The Purchaser does not presently intend to sell or otherwise dispose of all or any part of the Securities upon the occurrence or nonoccurrence of any predetermined event;

         (b) The Purchaser is willing and able to bear the economic risk of an investment in the Units in an amount equal to the amount the Purchaser has subscribed to purchase, and the Purchaser has adequate means of providing for current needs and reasonably anticipated contingencies and has no need for liquidity in such investment. In making these statements, the Purchaser has taken into account (i) that Purchaser may have to hold the Securities for an indefinite period and (ii) that the Purchaser could experience a complete loss of Purchaser's investment in the Units;

         (c)   Purchaser:

               (i) has been provided with copies of all of the reports and other documents filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the past twelve months;

               (ii) has been given the opportunity to ask questions of the Company and its management concerning the Company, the Units, the terms and conditions of the offering and other matters pertaining to this investment, in order for Purchaser to evaluate the merits and risks of an investment in the Units, and Purchaser has received satisfactory responses to all such questions; and

               (iii) acknowledges that the Units were not offered to Purchaser by way of any general solicitation or advertising and at no time was the Purchaser presented with or solicited by means of any leaflet, public promotional meeting, circular, radio or television advertisement, newspaper or magazine article;

          (d) Since the offer and sale of the Units and of the Common Stock issuable upon exercise of the Warrants have not been registered under the Securities Act in reliance upon Regulation D among other provisions, Purchaser will only offer or resell the Securities in compliance with the provisions of all applicable securities laws and regulations. Purchaser will offer or resell the Securities only if the Securities are registered under the Securities Act or an exemption from such registration, including without limitation the exemption afforded under Rule 144, is available. Unless such registration has been effected or such an exemption is available, the Company shall not permit the transfer of the Securities.

                  The Purchaser understands and agrees that the Company may take such reasonable steps as it deems appropriate to ensure compliance with the offer, resale and other restrictions on transfer and conversion contained in this Subscription Agreement (the "Agreement") or arising under applicable securities laws, including instituting "stop transfer" instructions with respect to the Securities and endorsing restrictive legends, such as the following, on certificates representing the Securities:

         "The securities represented by this Certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and are "restricted securities" as that term is defined in Rule 144 under the Securities Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act."

     (e) The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated by this Agreement will not violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority by which Purchaser is bound or, if Purchaser is other than a natural person, the charter, bylaws or other instruments under which Purchaser is formed and its activities are governed.

     4. Representations and Warranties of Company. The Company hereby represents and warrants to the Purchaser as follows:

         (a) The Company has filed all reports and other materials required by the Exchange Act to be filed with the Securities and Exchange Commission during the past 12 months. All such reports and materials have been complete and accurate and have complied with the requirements of the Exchange Act in all material respects and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing at such dates, not misleading.

         (b) The Company is, and at the time of the issuance and sale of the Units will be, a corporation duly organized, validly existing and in good standing under the laws of Colorado. The Company has, and at the Closing Date will have, full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and to conduct its business as described in the reports referred to in paragraph (a) above.

         (c) The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with the terms hereof.

         (d) The Securities to be delivered at the Closing have been duly authorized and when issued for consideration as contemplated in this Agreement will be validly issued and outstanding, fully paid and non-assessable.

         5. Covenants of Company. The Company covenants and agrees with the Purchaser as follows:

         (a) Following an exercise of the Warrants, the Company will cause its transfer agent promptly, at the Company's expense, to issue certificates evidencing the shares of Common Stock being purchased through such exercise. In the event the Company for any reason, including without limitation the unavailability of authorized but unissued shares, does not cause the prompt issuance of such certificates, the Company shall upon the written demand of the Purchaser redeem from the Purchaser the Warrants the Purchaser attempted to exercise or otherwise pay to the Purchaser by way of liquidated damages for such breach against cancellation of such Warrants an amount per Warrant equal to the remainder calculated by subtracting (i) the Warrant exercise price from (ii) average closing asked price per share of Common Stock during the five trading days ending with the day on which the Purchaser exercises or attempts to exercise the Warrant.

         (b) Promptly following the written request of the purchasers of a majority of the Units, the Company, at its expense, will prepare, file and prosecute diligently to effectiveness a registration statement under the Securities Act, which registration statement shall provide for the resale by the Purchaser of the shares of Common Stock (i) constituting part of the Units, (ii) for which the Warrants had been or may be exercised, (iii) which are otherwise held by Purchaser, or (iv) which Purchaser then has the right to acquire. The Company shall also prepare and file such amendments and supplements to such registration statement and the prospectus contained therein as may be necessary to make available a prospectus meeting the requirements of the Securities Act on as continuous a basis as practicable for such period as any Warrants issued pursuant hereto remain outstanding and for two years thereafter.

         (c) So long as any Warrants issued pursuant hereto remain outstanding and for two years thereafter, the Company (i) will timely file all reports and other materials it is required to file pursuant to the Exchange Act and (ii) will not take any action to terminate the registration of its Common Stock pursuant to the Exchange Act.

         (d) Diligently seek qualified candidates to serve as (i) chief executive officer, (ii) chief financial officer, (iii) vice president-sales, and
(iv) at least two non-employee directors for the Company; afford Purchaser an opportunity to meet with any candidate to whom the Company proposes to offer such a position; and offer such a position (or nomination therefor) to such a candidate only if such candidate is approved by purchasers of a majority of the Units.

         (e) Extend the registration rights provided in the Warrants to all shares of Common Stock which the Purchaser at the time of any such registration owns or has the right to acquire.

         6. Survival. The representations and warranties contained in this Agreement shall remain operative and in full force and effect regardless of any investigation made by any party hereto, or acceptance of any of the Units and payment therefor.

         7. Acceptance. It is understood and agreed that the Company shall have the right to accept or reject this subscription, in whole or in part, for any reason and that this Agreement shall not be binding upon the Company until so accepted. Purchaser understands that the Company will notify it promptly upon acceptance or rejection of this subscription.

         8. Closing. Following acceptance of this subscription, the Units subscribed for hereunder shall be delivered to the Purchaser against payment of the aggregate Subscription Price therefor at a Closing which shall be held no later than August 8, 1997.

         9. Irrevocability. The Purchaser hereby agrees that this subscription is irrevocable.

         10.   Miscellaneous.

         (a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Purchaser at its address set forth on the signature page below and to the Company at its principal executive office.

         (b) This Agreement may be amended only by a writing executed by all parties.

         (c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

         (d) All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the parties hereto may require.

         (e) This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         (f) This Agreement shall be governed by and construed in accordance with the laws of the State of California.

                       ALTERNATIVE SIGNATURE PAGES FOLLOW

         The Purchaser should complete and sign one of the following signature pages. One signature page is for use by individuals and the other is for use by entities (e.g., corporation, partnership, trust).

         IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                            U.S. Wireless Data, Inc.

                         Offering of Units Consisting of
                       875,000 Shares of Common Stock and
            Warrants to Purchase up to 400,000 Shares of Common Stock

                (Signature Page for Subscription by INDIVIDUALS)

(Check One)

[X]      INDIVIDUAL OWNERSHIP
         (One Signature Required Below)

[ ]      JOINT TENANTS
         (Two Signatures Required Below)

[ ]      TENANTS IN COMMON
         (Two Signatures Required Below)

[ ]      COMMUNITY PROPERTY
         (Two Signatures Required Below)

Number of Units subscribed for:   three
                                ---------

Aggregate Subscription Price for Units subscribed for: $375,000
                                                       ---------

(Please print or type all information exactly as you wish it to appear on the Company's records)

  John M. Liviakis
--------------------------------------------------------------------------
Name(s) of Subscriber(s)

  3521 E. Curtis Park Drive    Sacramento, CA 95818
--------------------------------------------------------------------------
Residence Address

  LFC:  2420 K Street, Suite 220, Sacramento, CA 95816
--------------------------------------------------------------------------
Mailing Address (if different from above)

  (916) 448-6084         (916) 448-6089       (916) 456-8808
--------------------------------------------------------------------------
Telephone:  (Business)        (Facsimile)        (Residential)


DATED: August  4, 1997                 /s/John M. Liviakis
              --                      -------------------------
                                      (Signature of Subscriber)



                                      -------------------------
                                      (Signature of Subscriber)
ACCEPTED BY:

U.S. Wireless Data, Inc.

By:  /s/Rod Stambaugh                  Dated:            August  6, 1997
  ----------------------------                                  --

                            U.S. Wireless Data, Inc.

                         Offering of Units Consisting of
                       875,000 Shares of Common Stock and
            Warrants to Purchase up to 400,000 Shares of Common Stock


(Signature Page for Subscription by Entities)

The Subscriber is (complete one):

[ ] CORPORATION incorporated in ___________________________
[ ] PARTNERSHIP formed under laws of ______________________
[ ] TRUST established under laws of _______________________
[ ] Other (describe) ______________________________________


Amount subscribed for:_________________   $____________________
                      (Number of Units)    (Subscription Price)

(Please print or type all information exactly as you wish it to appear on the Company's records)




--------------------------------------------------------------------------------
Name of Subscriber


--------------------------------------------------------------------------------
Principal Office Address


--------------------------------------------------------------------------------
Mailing Address (if different from above)


--------------------------------------------------------------------------------
Telephone   (Voice Communications)         (Facsimile)



The undersigned signatory certifies that he or she has full power and authority to execute this Subscription Agreement on behalf of Purchaser and that the purchase of Units has been duly authorized and is not prohibited by the governing instrument of Purchaser.

DATED: August __, 1997
                                         --------------------------------------
                                                   Name of Purchaser

                                         By:
                                            -----------------------------------
                                                    (Signature)


                                            -----------------------------------
                                            (print name and title of signatory)
ACCEPTED BY:
U.S. Wireless Data, Inc.

By:                                           Dated:  August __, 1997
   --------------------------------

                                   EXHIBIT "3"

                            U.S. WIRELESS DATA, INC.

                             SUBSCRIPTION AGREEMENT

                            For the Purchase of Units
                               Each Consisting of
                         875,000 Shares of Common Stock
                                       and
                         400,000 Stock Purchase Warrants


U.S. Wireless Data, Inc.
1123 Western Avenue
Mill Valley, California 94914

Ladies and Gentlemen:

     1. General. U.S. Wireless Data, Inc., a Colorado corporation (the "Company"), is offering, pursuant to Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), an aggregate of up to four (4) units (the "Units"), each consisting of eight hundred seventy-five thousand (875,000) share of the Company's Common Stock ("Common Stock"), and warrants ("Warrants") expiring August 1, 2002, substantially in the form of warrant attached hereto as Exhibit A, to purchase up to four hundred thousand (400,000) shares of Common Stock at an exercise price of One Cent ($0.01) per share. The Units are being offered at a price of One Hundred Twenty-Five Thousand Dollars ($125,000) per Unit.

     2. Subscription. The undersigned subscriber (the "Purchaser") hereby irrevocably subscribes for and agrees to purchase one ( 1 ) Unit(s) for an aggregate purchase price of One-Hundred Twenty-five Thousand Dollars ($125,000.00) (the "Subscription Price"). Funds representing the Subscription Price shall be paid by the Purchaser to the Company against issuance of the securities constituting the Units.

     3. Representations, Warranties and Covenants of Purchaser. The Purchaser hereby acknowledges, represents and warrants to and covenants and agrees with the Company that:

         (a) Purchaser is an "accredited investor", as defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser is acquiring the Units for Purchaser's own account and not for the account or benefit of any other person. The Units, and the shares of Common Stock and the Warrants constituting the Units and the shares of Common Stock for which the Warrants may be exercised (collectively, the "Securities") will be acquired by the Subscriber in good faith for investment and not with a view to the distribution thereof. The Purchaser does not presently intend to sell or otherwise dispose of all or any part of the Securities upon the occurrence or nonoccurrence of any predetermined event;

         (b) The Purchaser is willing and able to bear the economic risk of an investment in the Units in an amount equal to the amount the Purchaser has subscribed to purchase, and the Purchaser has adequate means of providing for current needs and reasonably anticipated contingencies and has no need for liquidity in such investment. In making these statements, the Purchaser has taken into account (i) that Purchaser may have to hold the Securities for an indefinite period and (ii) that the Purchaser could experience a complete loss of Purchaser's investment in the Units;

         (c)   Purchaser:

               (i) has been provided with copies of all of the reports and other documents filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the past twelve months;

               (ii) has been given the opportunity to ask questions of the Company and its management concerning the Company, the Units, the terms and conditions of the offering and other matters pertaining to this investment, in order for Purchaser to evaluate the merits and risks of an investment in the Units, and Purchaser has received satisfactory responses to all such questions; and

               (iii) acknowledges that the Units were not offered to Purchaser by way of any general solicitation or advertising and at no time was the Purchaser presented with or solicited by means of any leaflet, public promotional meeting, circular, radio or television advertisement, newspaper or magazine article;

         (d) Since the offer and sale of the Units and of the Common Stock issuable upon exercise of the Warrants have not been registered under the Securities Act in reliance upon Regulation D among other provisions, Purchaser will only offer or resell the Securities in compliance with the provisions of all applicable securities laws and regulations. Purchaser will offer or resell the Securities only if the Securities are registered under the Securities Act or an exemption from such registration, including without limitation the exemption afforded under Rule 144, is available. Unless such registration has been effected or such an exemption is available, the Company shall not permit the transfer of the Securities.

                  The Purchaser understands and agrees that the Company may take such reasonable steps as it deems appropriate to ensure compliance with the offer, resale and other restrictions on transfer and conversion contained in this Subscription Agreement (the "Agreement") or arising under applicable securities laws, including instituting "stop transfer" instructions with respect to the Securities and endorsing restrictive legends, such as the following, on certificates representing the Securities:

         "The securities represented by this Certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and are "restricted securities" as that term is defined in Rule 144 under the Securities Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act."

         (e) The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated by this Agreement will not violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority by which Purchaser is bound or, if Purchaser is other than a natural person, the charter, bylaws or other instruments under which Purchaser is formed and its activities are governed.

         4. Representations and Warranties of Company. The Company hereby represents and warrants to the Purchaser as follows:

         (a) The Company has filed all reports and other materials required by the Exchange Act to be filed with the Securities and Exchange Commission during the past 12 months. All such reports and materials have been complete and accurate and have complied with the requirements of the Exchange Act in all material respects and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing at such dates, not misleading.

         (b) The Company is, and at the time of the issuance and sale of the Units will be, a corporation duly organized, validly existing and in good standing under the laws of Colorado. The Company has, and at the Closing Date will have, full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and to conduct its business as described in the reports referred to in paragraph (a) above.

         (c) The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with the terms hereof.

         (d) The Securities to be delivered at the Closing have been duly authorized and when issued for consideration as contemplated in this Agreement will be validly issued and outstanding, fully paid and non-assessable.

         5. Covenants of Company. The Company covenants and agrees with the Purchaser as follows:

         (a) Following an exercise of the Warrants, the Company will cause its transfer agent promptly, at the Company's expense, to issue certificates evidencing the shares of Common Stock being purchased through such exercise. In the event the Company for any reason, including without limitation the unavailability of authorized but unissued shares, does not cause the prompt issuance of such certificates, the Company shall upon the written demand of the Purchaser redeem from the Purchaser the Warrants the Purchaser attempted to exercise or otherwise pay to the Purchaser by way of liquidated damages for such breach against cancellation of such Warrants an amount per Warrant equal to the remainder calculated by subtracting (i) the Warrant exercise price from (ii) average closing asked price per share of Common Stock during the five trading days ending with the day on which the Purchaser exercises or attempts to exercise the Warrant.

         (b) Promptly following the written request of the purchasers of a majority of the Units, the Company, at its expense, will prepare, file and prosecute diligently to effectiveness a registration statement under the Securities Act, which registration statement shall provide for the resale by the Purchaser of the shares of Common Stock (i) constituting part of the Units, (ii) for which the Warrants had been or may be exercised, (iii) which are otherwise held by Purchaser, or (iv) which Purchaser then has the right to acquire. The Company shall also prepare and file such amendments and supplements to such registration statement and the prospectus contained therein as may be necessary to make available a prospectus meeting the requirements of the Securities Act on as continuous a basis as practicable for such period as any Warrants issued pursuant hereto remain outstanding and for two years thereafter.

         (c) So long as any Warrants issued pursuant hereto remain outstanding and for two years thereafter, the Company (i) will timely file all reports and other materials it is required to file pursuant to the Exchange Act and (ii) will not take any action to terminate the registration of its Common Stock pursuant to the Exchange Act.

         (d) Diligently seek qualified candidates to serve as (i) chief executive officer, (ii) chief financial officer, (iii) vice president-sales, and
(iv) at least two non-employee directors for the Company; afford Purchaser an opportunity to meet with any candidate to whom the Company proposes to offer such a position; and offer such a position (or nomination therefor) to such a candidate only if such candidate is approved by purchasers of a majority of the Units.

         (e) Extend the registration rights provided in the Warrants to all shares of Common Stock which the Purchaser at the time of any such registration owns or has the right to acquire.

         6. Survival. The representations and warranties contained in this Agreement shall remain operative and in full force and effect regardless of any investigation made by any party hereto, or acceptance of any of the Units and payment therefor.

         7. Acceptance. It is understood and agreed that the Company shall have the right to accept or reject this subscription, in whole or in part, for any reason and that this Agreement shall not be binding upon the Company until so accepted. Purchaser understands that the Company will notify it promptly upon acceptance or rejection of this subscription.

         8. Closing. Following acceptance of this subscription, the Units subscribed for hereunder shall be delivered to the Purchaser against payment of the aggregate Subscription Price therefor at a Closing which shall be held no later than August 8, 1997.

         9. Irrevocability. The Purchaser hereby agrees that this subscription is irrevocable.

         10.   Miscellaneous.

         (a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Purchaser at its address set forth on the signature page below and to the Company at its principal executive office.

         (b) This Agreement may be amended only by a writing executed by all parties.

         (c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

         (d) All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the parties hereto may require.

         (e) This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         (f) This Agreement shall be governed by and construed in accordance with the laws of the State of California.

                       ALTERNATIVE SIGNATURE PAGES FOLLOW

         The Purchaser should complete and sign one of the following signature pages. One signature page is for use by individuals and the other is for use by entities (e.g., corporation, partnership, trust).

         IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                            U.S. Wireless Data, Inc.

                         Offering of Units Consisting of
                       875,000 Shares of Common Stock and
            Warrants to Purchase up to 400,000 Shares of Common Stock

                (Signature Page for Subscription by INDIVIDUALS)

(Check One)


[X]    INDIVIDUAL OWNERSHIP
       (One Signature Required Below)

[ ]    JOINT TENANTS
       (Two Signatures Required Below)

[ ]    TENANTS IN COMMON
       (Two Signatures Required Below)

[ ]    COMMUNITY PROPERTY
       (Two Signatures Required Below)

Number of Units subscribed for:    one
                                ----------

Aggregate Subscription Price for Units subscribed for:  $125,000
                                                       ----------


(Please print or type all information exactly as you wish it to appear on the Company's records)

  Robert B. Prag
--------------------------------------------------------------------------------
Name(s) of Subscriber(s)

  1 Sable Court, Sacramento, CA 95816
--------------------------------------------------------------------------------
Residence Address

  2420 K Street, Suite 220, Sacramento, CA 95816
--------------------------------------------------------------------------------
Mailing Address (if different from above)

  (916) 448-6084         (916) 448-6089       (916) 481-7779
--------------------------------------------------------------------------------
Telephone:  (Business)        (Facsimile)        (Residential)


DATED: August  4, 1997                    /s/Robert B. Prag
              --                         -------------------------
                                         (Signature of Subscriber)


                                         -------------------------
                                         (Signature of Subscriber)
ACCEPTED BY:

U.S. Wireless Data, Inc.

By:  /s/Rod Stambaugh                    Dated:       August  6, 1997
   -----------------------------

                            U.S. Wireless Data, Inc.

                         Offering of Units Consisting of
                       875,000 Shares of Common Stock and
            Warrants to Purchase up to 400,000 Shares of Common Stock

(Signature Page for Subscription by Entities)

The Subscriber is (complete one):

[ ]    CORPORATION incorporated in ___________________________
[ ]    PARTNERSHIP formed under laws of ______________________
[ ]    TRUST established under laws of _______________________
[ ]    Other (describe) ______________________________________


Amount subscribed for:________________   $_________________
                      (Number of Units) (Subscription Price)

(Please print or type all information exactly as you wish it to appear on the Company's records)

--------------------------------------------------------------------------------
Name of Subscriber


--------------------------------------------------------------------------------
Principal Office Address


--------------------------------------------------------------------------------
Mailing Address (if different from above)


--------------------------------------------------------------------------------
Telephone   (Voice Communications)         (Facsimile)

The undersigned signatory certifies that he or she has full power and authority to execute this Subscription Agreement on behalf of Purchaser and that the purchase of Units has been duly authorized and is not prohibited by the governing instrument of Purchaser.

DATED: August __, 1997                       ----------------------------------
                                                    Name of Purchaser

                                          By:
                                             ----------------------------------
                                                          (Signature)


                                            -----------------------------------
                                            (print name and title of signatory)
ACCEPTED BY:
U.S. Wireless Data, Inc.

By:                                      Dated:  August __, 1997
   --------------------------------

                                   EXHIBIT "4"

                  WARRANT TO PURCHASE SHARES OF COMMON STOCK OF
                U.S. WIRELESS DATA, INC., A COLORADO CORPORATION.

         THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATES AND THUS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER THAT ACT AND REGISTERED OR QUALIFIED UNDER APPLICABLE SECURITIES LAW OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.

         This Common Stock Purchase Warrant, made as of the 4th day of August, 1997, by and between U.S. WIRELESS DATA, INC., a Colorado corporation, having its principal executive offices at 4851 Independence Street; Suite 189; Wheat Ridge, CO 80033 (the "Company"), and John M. Liviakis, having a principal business address at 2420 "K" Street; Suite 220, Sacramento, California 95816.

                                   WITNESSETH:

         This Warrant is exercisable at any time, or from time to time, from January 15, 1998 up to and including 5:00 p.m., Pacific daylight time, on August 4, 2002.

         1.    Warrant.

         This certifies that, __________________________ , or assigns ("Warrant Holder"), is entitled, subject to the terms set forth below, to purchase from the Company up to____________________________________________________________
(        ) fully paid and nonassessable shares of Common Stock of the Company
("Common Stock") at an exercise price of One Cent ($0.01) per share ("Exercise Price"). The Exercise Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment as provided in this Warrant.

         2.    Exercise Price.

         The exercise price shall be One Cent ($.01) per share of Common Stock. The Company shall pay all original issue or transfer taxes on the exercise of this Warrant and all other fees and expenses incurred by the Company in connection herewith.

         3.    Exercise of Warrant.

     All of the Warrants granted hereby shall first become exercisable on January 15, 1998. Subject to the provisions of

Paragraph 4 hereof, such Warrants shall be exercisable in whole or in part at any time and from time to time from January 15, 1998 through 5:00 p.m. Pacific daylight time on August 4, 2002.

         In order to exercise the purchase right represented by this Warrant in whole or in part, the Warrant Holder shall deliver to the Company a written notice substantially in the form of Notice of Exercise of Warrants to Purchase Shares attached hereto, delivery to be effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Company at its principal office. Such notice shall specify the number of shares which Warrant Holder is purchasing under this Warrant Agreement and shall be accompanied by the Warrant certificate and payment (in the form of cash or certified or bank cashier's check) for the shares so being purchased at the Exercise Price of One Cent ($0.01) per share of Common Stock.

         As soon as practicable thereafter but in any event within five (5) business days, Company shall cause to be delivered to the Warrant Holder certificates issued in the Warrant Holder's name evidencing the full number of Shares as to which this Warrant was exercised by the Warrant Holder. Warrant Holder shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Company received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

         4.    Divisibility and Assignability of the Warrant.

         (a) The Warrant Holder may elect to exercise the right to purchase shares under this Warrant in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an election be may to purchase less than ten thousand (10,000) shares at any one time, unless the remaining shares covered by this Warrant number less than ten thousand (10,000), in which case this Warrant may be exercised for such remaining balance.

         (b) This Warrant can be transferred or assigned in whole or in part in increments of no less rights to purchase ten thousand (10,000) shares if the transferor delivers an opinion of counsel reasonably acceptable to the Company (which counsel may be the counsel for the Company), stating that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and the registration and qualification requirements under applicable state law.

Upon due presentment for transfer or exchange of this Warrant certificate at the principal office of the Company, a new Warrant certificate or certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued in exchange for this Warrant certificate. Subject to the terms hereof, the Company shall deliver Warrant certificates in required whole number denominations to Warrant Holders in connection with any transfer, exchange or partial exercise permitted hereunder.


         5.    Stock as Investment.

         By accepting this Warrant, the Warrant Holder agrees that it is Warrant Holder's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon the election to purchase shares under this Warrant have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Warrant Holder shall deliver to the Company at the time of such issuance a written representation that warrant holder is acquiring such Shares in good faith for investment purposes only and not for resale or distribution. Company may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfers unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

         6.    Conditions to Issuance of Shares.

         The Company shall issue and deliver certificates for Shares purchased upon the exercise of any portion of the Warrant granted hereunder.

         7.    Registration Rights.

         (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Company proposes to file a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Company shall notify the Warrant Holder at least twenty (20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the shares of Common Stock then owned by the Warrant Holder or which the Warrant Holder then has the right to acquire, whether pursuant to this Warrant or otherwise (collectively the "Shares"). In a written notice to be delivered to the Company within twenty (20) days after receipt of any such notice from Company, the Warrant Holder shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Company will use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by May 15, 1998. The Company will also use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Warrant Holder has advised company that Warrant Holder wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the company makes no representation or warranties as to its ability to have any registration statement declared effective.

         All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Company is advised by and the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Company, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Warrant Holder's rights to any other registration statement herein.

                  (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and if the underwriter thereof advises the Company in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the company, then the Company will include such registration statement first, the securities that the Company proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.

         Notwithstanding the above, if any such underwriter shall advise the Company in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Company would materially adversely affect the distribution of such securities by the Company, then the Warrant Holder shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Company's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Company, managing underwriter and Warrant Holder shall otherwise agree. In the event of such delay, the Company shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Warrant Holder to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company, the underwriter and the Warrant Holder. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

                  (ii)   Priority on Secondary Registrations.  If a
Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Company, and the underwriter thereof advises the Company in writing that it its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Company will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

         (b) If at any time after August 4, 1998 and prior to the third (3rd) anniversary of the earlier of the expiration of the Warrant herein granted and the purchase of the final Shares remaining subject to such Warrant Shares issued or issuable upon exercise of the Warrant herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Warrant Holder may by written notice to the Company require Company to file a registration statement under the Securities Act covering such Shares as Warrant Holder may specify in such notice. Warrant Holder shall be entitled so to require Company to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Company will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Warrant Holder on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Warrant Holder,
(b) the date on which, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares which Warrant Holder then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) August 4, 2004. In that regard, the Company makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

         (c) In the event of any registration of a security pursuant to this Paragraph 7, the Company shall indemnify the Warrant Holder and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by an omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Company by the Warrant Holder with expressly for use therein. The Warrant Holder shall also indemnify the Company, its officers and directors and each underwriter of the Shares so registered with respect to losses, claims damages and Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission made in reliance upon and in conformity with information furnished by the Warrant Holder to the Company in writing expressly for use in such registration statement or prospectus.

         (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursement of counsel to the Warrant Holder, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Warrant Holder, shall be borne by the Company.

         (e) Following the exercise of the Warrant hereunder, the Warrant Holder shall promptly advise the Company when Warrant Holder no longer holds any shares acquired through the exercise of Warrants granted hereunder, and upon the request of the Company, the Warrant Holder shall advise the Company from time to time of the number of Shares then held by Warrant Holder which were acquired through the exercise of Warrants granted hereunder.

         8.    Adjustments Upon Changes in Capitalization.

         (a) In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the Warrant may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Warrant Holder shall be entitled to acquire the securities and other property Warrant Holder would have held if Warrant Holder had exercised its rights to purchase shares under this Warrant Agreement for the number of Shares under consideration prior to the first of such events to occur and continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustment shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cas, so long as Company provides Warrant Holder with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Company shall also give Warrant Holder prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

         (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the Warrant at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the Warrant being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Company or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

         9.    Effect of Mergers, consolidations or Sales of Assets.

         In the event Company should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Company is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business combination, the Company shall require the surviving entity to assume and perform all of Company's obligations under the right to acquire the same securities and property for the Warrant exercise price specified herein as Warrant Holder would have received if Warrant Holder had exercised the Warrant immediately prior to such merger, consolidation or other business combination. To the extent the above may be inconsistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

         10.   No Rights in Warrant Stock.

         Warrant Holder shall have no rights as a shareholder in respect of Shares as to which the Warrant hereunder shall not have been exercised and payment made as herein provided.

         11.   Effect Upon Employment.

         This Agreement does not give the Warrant Holder any right to employment by, or any other relationship with, the Company.

         12.   Binding Effect.

         Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

         13.   Miscellaneous.

         This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement. The Company shall pay any and all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Company upon exercise of all or part of this Warrant.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

"Company"                              U.S. WIRELESS DATA, INC.


                                       By:
                                           ------------------------------------
                                           Rod Stambaugh, CEO & Its
                                           Duly Authorized Officer

                                      ACCEPTED AND AGREED TO:

"Warrant Holder"



                                     --------------------------------

                NOTICE OF EXERCISE OF WARRANT TO PURCHASE SHARES


TO:      U.S. WIRELESS DATA, INC.


         The undersigned hereby elects to exercise the purchase right represented by that Warrant dated as of August 4, 1997, between U.S. Wireless Data, Inc. and the undersigned with an exercise price of One Cent ($0.01), and to purchase under that Warrant, ________________________________________
(__________) shares of Common Stock of U.S. Wireless Data, Inc., and hereby makes payment in the form of cash or certified check or bank cashier's check for the Shares so being purchased at the exercise price of One Cent ($0.01) therefor as specified in Paragraph 2 of the Warrant Agreement, and requests that the certificates for those shares be issued in the name of, and delivered to
_____________.



                                             -----------------------------
                                                         Signature


Social Security or Taxpayer I.D. Number:
                                         ---------------------------------
Instructions for issuance of stock:


--------------------------------------------------------------------------------
                                      Name


--------------------------------------------------------------------------------
                                 Street Address




--------------------------------------------------------------------------------
      City                      State                                Zip Code

                                   EXHIBIT "5"

                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of No Par Value Class A Common Stock (the "Securities") of U.S. Wireless Data, Inc., a Colorado corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this 15th day of August, 1997.

LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


By:   /s/John M. Liviakis                           /s/Renee A. Liviakis
   ------------------------------             --------------------------------
         John M. Liviakis                              Renee A. Liviakis


     /s/John M. Liviakis                            /s/Robert A. Prag
   ------------------------------             --------------------------------
        John M. Liviakis                               Robert A. Prag